

Mail Stop 3720

June 13, 2007

Via U.S. Mail and Fax (201-569-4595)
Mr. Mitch Cohen
Chief Financial Officer
Asta Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

   RE: **Asta Funding, Inc.**
      Form 10-K for Fiscal Year Ended September 30, 2006
      Filed December 14, 2006

      Form 10-Q for Fiscal Quarter Ended December 31, 2006
      File No. 0-26906

Dear Mr. Cohen:

   The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director